CUSIP No. 91680M107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

Upstart Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

91680M107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91680M107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Trust V, on behalf of its series, Stone Ridge Alternative Lending Risk Premium Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,685,913*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,685,913*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,913*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12.	TYPE OF REPORTING PERSON IV

* As of December 31, 2020.

** Based on 72,460,881 shares of Common Stock outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s prospectus dated December 15, 2020, filed with the Securities and Exchange Commission December 16, 2020.

CUSIP No. 91680M107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,685,913*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,685,913*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,913*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12.	TYPE OF REPORTING PERSON IA

* As of December 31, 2020.

** Based on 72,460,881 shares of Common Stock outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s prospectus dated December 15, 2020, filed with the Securities and Exchange Commission December 16, 2020.

CUSIP No. 91680M107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,685,913*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,685,913*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,913*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12.	TYPE OF REPORTING PERSON PN

* As of December 31, 2020.

** Based on 72,460,881 shares of Common Stock outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s prospectus dated December 15, 2020, filed with the Securities and Exchange Commission December 16, 2020.

CUSIP No. 91680M107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,685,913*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,685,913*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,913*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12.	TYPE OF REPORTING PERSON OO

* As of December 31, 2020.

** Based on 72,460,881 shares of Common Stock outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s prospectus dated December 15, 2020, filed with the Securities and Exchange Commission December 16, 2020.

CUSIP No. 91680M107

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Ross Stevens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,685,913*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,685,913*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,913*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12.	TYPE OF REPORTING PERSON IN, HC

* As of December 31, 2020.

** Based on 72,460,881 shares of Common Stock outstanding following the initial public offering of the Common Stock, as reported in the Issuer’s prospectus dated December 15, 2020, filed with the Securities and Exchange Commission December 16, 2020.

CUSIP No. 91680M107

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Upstart Holdings, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2950 S. Delaware Street, Suite 300, San Mateo, California 94403

ITEM 2(a)	NAME OF PERSON FILING:

Stone Ridge Trust V

Stone Ridge Asset Management LLC

Stone Ridge Holdings Group LP

Stone Ridge Holdings Group (GP) LLC

Ross Stevens

The shares reported herein are directly held by Stone Ridge Trust V, on behalf of its series, Stone Ridge Alternative Lending Risk Premium Fund. Stone Ridge Trust V is a registered investment company, and Stone Ridge Asset Management LLC serves as investment adviser to Stone Ridge Trust V. Stone Ridge Asset Management LLC is majority-owned by Stone Ridge Holdings Group LP. Stone Ridge Holdings Group LP is controlled by Stone Ridge Holdings Group (GP) LLC. Stone Ridge Holdings Group (GP) LLC is controlled by Ross Stevens. The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

For each Reporting Person: c/o Stone Ridge Asset Management, 510 Madison Avenue, 21st Floor, New York, NY 10022

ITEM 2(c)	CITIZENSHIP:

Stone Ridge Trust V: Delaware Stone Ridge Asset Management LLC: Delaware Stone Ridge Holdings Group LP: Delaware Stone Ridge Holdings Group (GP) LLC: Delaware Ross Stevens: United States

CUSIP No. 91680M107

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

91680M107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

CUSIP No. 91680M107

Not applicable.

CUSIP No. 91680M107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

STONE RIDGE TRUST V

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	President

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Chief Executive Officer

STONE RIDGE HOLDINGS GROUP LP

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP (GP) LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager

ROSS STEVENS

/s/ Ross Stevens
Ross Stevens, individually

CUSIP No. 91680M107

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 27, 2021

STONE RIDGE TRUST V

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	President

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Chief Executive Officer

STONE RIDGE HOLDINGS GROUP LP

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP (GP) LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager

ROSS STEVENS

/s/ Ross Stevens
Ross Stevens, individually